EATON & VAN WINKLE LLP
                          Three Park Avenue, 16th floor
                               New York, NY 10016

                                  June 17, 2009

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

            Re:   Domain Registration, Corp.
                  Preliminary Schedule 14C filed June 8, 2009
                  File No. 000-25487

Dear Mr. Riedler:

      On behalf of Domain Registration, Corp., a Nevada corporation (the "Company"), I am submitting this letter in response to the Staff's letter of comment dated June 15 2009 on the Company's Preliminary Schedule 14C Information Statement filed on June 8, 2009.

      Our responses below have been numbered to correspond to the Staff's comments. A letter from the company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

General

1. Please disclose any plans and/or commitments your company has to issue the newly authorized preferred stock.

      Response: We have added disclosure concerning the Company's plans to issue preferred stock in response to this comment.

      Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

                                                           Very truly yours,

                                                           /s/ Vincent J. McGill

      cc:   Mike Rosenthall